Exhibit (99.1)

KIMBERLY-CLARK ANNOUNCES SECOND QUARTER RESULTS

2Q '06 Net Sales Rose 4 Percent to $4.2 Billion; EPS Before Unusual Items Were 95 Cents, in Line With Previous Guidance for the Quarter; GAAP-Basis EPS Were 82 Cents vs. 88 Cents in 2005

Company Reaffirms EPS Outlook for the Year

DALLAS, July 26, 2006—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the second quarter of 2006 rose 4.4 percent to $4.2 billion. Diluted net income was 82 cents per share compared with 88 cents per share in 2005, a decrease of about 7 percent. However, excluding charges for strategic cost reductions to streamline the company's operations, earnings before unusual items in the second quarter of 2006 were 95 cents per share, in line with the company's previous guidance of 93 to 95 cents per share.

Top-line growth, ongoing cost reductions, strong performance at K-C de Mexico and a lower share count all benefited these results and helped to offset significant cost inflation, a higher effective tax rate and incremental compensation expense for stock options recorded under the provisions of Statement of Financial Accounting Standards (SFAS) 123R. Earnings before unusual items in the second quarter of last year also totaled 95 cents per share.

The improvement in second quarter sales reflects broadly higher net selling prices, up 2 percent overall, and favorable product mix of 1 percent. Sales in developing and emerging markets continued to expand at a double-digit rate. The company also achieved excellent volume growth for its infant, child and incontinence care brands in North America and for health care globally; however, sales volumes of consumer tissue products in North America and Europe declined. In total, sales volumes were up 1 percent while currency effects were neutral compared with the prior year.

Chairman and Chief Executive Officer Thomas J. Falk said, "We delivered on our commitments again this quarter in a challenging, inflationary business environment. K-C teams continued to execute our Global Business Plan well, boosting sales to a new quarterly high while simultaneously lowering costs by about $50 million through our FORCE (Focused On Reducing Costs Everywhere) and strategic cost reduction programs. Top-line growth for the quarter was in line with our annual target, even though our drive to raise selling prices caused some softness in sales volumes in the near term. Meanwhile, cash flow showed a marked improvement versus first quarter and year-ago levels, as expected. Our strong cash flow supports our ability to sustain a healthy dividend and continue repurchasing our stock."

Review of second quarter sales by segment

Sales of **personal care** products climbed 7.1 percent in the second quarter, driven primarily by sales volume growth of approximately 6 percent, along with currency benefits of 1 percent. Net selling prices were essentially even with the prior year.

Personal care sales in North America increased about 6 percent compared with the second quarter of 2005. Sales volumes were up more than 6 percent, with excellent growth in most categories. Huggies baby wipes and toiletries and Pull-Ups training pants posted double-digit volume gains, while incontinence care and infant care volumes rose at high single-digit rates. Although sales volumes of Kotex feminine care products were below last year's levels, shipments increased somewhat compared with the first quarter. Currency effects added 1 percent to sales, while net selling prices decreased about 1 percent to match competitive activity and support product initiatives. In Europe, personal care sales decreased approximately 6 percent. Sales volumes were down about 4 percent, primarily related to the timing of promotional activities for the company's infant and child care brands. Diaper volumes were off 2 percent, with sales volumes of Huggies diapers about the same as the prior year in the company's four core European markets – the U.K., France, Italy and Spain. Net selling prices in the region were unchanged and currency effects reduced sales by 2 percent. In developing and emerging markets, personal care sales advanced 12 percent, with particular strength in North Asia, Latin America, and the Middle East, Africa and Eastern Europe. Higher sales volumes and prices, better product mix and currency benefits all contributed to the increase.

Sales of **consumer tissue** products increased 0.8 percent versus the second quarter of 2005. Net selling prices went up approximately 4 percent, mainly as a result of aggressive price increases in North America and Europe, and favorable product mix contributed an additional 1 percent. These improvements, however, were mostly offset by volume declines in the two regions following the price increases.

In North America, second quarter sales of consumer tissue products rose approximately 1 percent, as net selling prices were about 5 percent higher, while sales volumes declined by 4 percent. Pricing benefited from increases implemented early in the second quarter for Kleenex facial tissue and during the first quarter for Cottonelle and Scott bathroom tissue and Viva and Scott paper towels. The reduction in sales volumes was primarily attributable to lower sales of Kleenex facial tissue. As expected, category volumes softened for a period of time in reaction to the price increase. In addition, the comparison is against a strong base period in which Kleenex brand sales volumes were up high single-digits. In Europe, consumer tissue sales decreased 5 percent, including negative currency effects of 2 percent. Net selling prices increased about 4 percent, as the company has successfully implemented price increases in a number of European markets so far this year. Product mix also improved by 1 percent. Sales volumes, however, went down approximately 8 percent, which the company believes is a temporary consequence of its disciplined approach to implementing the price increases. Consumer tissue sales in developing and emerging markets improved 8 percent. Sales grew in all regions, with higher sales volumes, selling prices and product mix accounting for virtually all of the improvement.

Sales of **K-C Professional & other** products were 4.6 percent above the year-ago quarter, driven primarily by higher net selling prices, up more than 3 percent, along with favorable product mix of approximately 1 percent. K-C Professional's key strategies to improve revenue realization and shift volume to more profitable market segments with distinctive, differentiated products such as Kleenex and Scottfold hand towels, WypAll X80 Towels, Kimtech wipers and offerings for the Do-It-Yourself channel continue to deliver solid overall top-line growth.

Sales of **health care** products increased 10.2 percent in the quarter. Sales volumes rose more than 7 percent, on the strength of broad-based growth in face masks, sterilization wrap, medical devices and new Sterling Nitrile exam gloves. Favorable product mix benefited second quarter sales by 2 percent and higher selling prices contributed an additional 1 percent.

Other second quarter operating results

Operating profit was $544 million in the second quarter of 2006, compared with $636 million in 2005. Before unusual items, second quarter operating profit was $634 million, essentially the same as the prior year. Although continued top-line growth and cost savings positively impacted operating results, the company had to absorb about $100 million of cost inflation during the quarter. The total included nearly $30 million for raw materials other than fiber, driven by increases in the cost of polymer resins, superabsorbents and other oil-based materials, $10 million in higher fiber costs, $25 million in energy costs and more than $35 million in distribution costs. Additionally, stock option expense, which the company began to record in 2006 using the prospective method under the provisions of SFAS 123R, reduced second quarter operating profit by about $11 million.

The company's effective tax rate in the second quarter was 26.8 percent in 2006 and 25.6 percent in 2005. Excluding unusual items, however, the effective tax rate for the quarter was 27.8 percent compared with 19.3 percent in the prior year. The increase was primarily due to a lower level of income tax benefits from the company's ownership interests in synthetic fuel partnership activities. Net of related nonoperating expense, the tax benefits contributed about $2 million to net income in 2006 versus $14 million in 2005. Excluding unusual items and the effects of the synthetic fuel activities in both years, the effective tax rate was 29.0 percent in the second quarter of 2006 compared with 28.1 percent last year.

Kimberly-Clark's share of net income of equity companies in the second quarter rose 33 percent to $43 million, driven by higher net income at Kimberly-Clark de Mexico, S.A. de C.V. (KCM). With a continued strong performance by its consumer business, as well as lower currency transaction losses than in 2005, KCM delivered double-digit improvements in sales, operating profit and net income.

Competitive improvement initiatives – update on strategic cost reductions

During the second quarter, the company made further progress implementing the strategic cost reductions that will support the targeted growth investments announced in July 2005. As previously noted, the company plans to reduce costs by streamlining manufacturing and administrative operations primarily in North America and Europe, creating an even more competitive platform for growth and margin improvement.

Pretax charges totaling $89 million (approximately $60 million after tax) related to these cost reduction initiatives were recorded in the second quarter. A majority of the pretax charges were noncash, primarily for accelerated depreciation. Major components of the charges were for consolidation of North Atlantic feminine and adult care and North American infant and child care operations as well as cost structure improvements in Europe and Latin America.

To date, employees have been notified about workforce reductions and other actions at 19 of the approximately 24 facilities slated for sale, closure or streamlining as part of the cost reduction initiatives, and pretax charges of $527 million (about $382 million after tax) have been recorded. The company currently expects to incur cumulative pretax charges of $1.0 to $1.1 billion ($700 to $775 million after tax) through the end of 2008 that will yield annual pretax savings of at least $350 million in 2009.

Savings of $25 million were realized in the second quarter of 2006, bringing the total for the year-to-date to about $40 million. Based upon plans for the balance of the year, the company still expects to deliver at least $100 million of savings in 2006. Pretax charges for the full year are expected to total approximately $500 million.

Cash flow and balance sheet

Cash provided by operations increased to $600 million in the second quarter compared with $474 million in 2005 primarily as a result of higher cash earnings, a reduced investment in working capital and timing of pension contributions. Capital spending was $220 million versus $153 million in the second quarter of last year. At June 30, 2006, total debt and preferred securities declined to $4.4 billion from $4.6 billion at the end of 2005.

During the second quarter, the company repurchased more than 2.5 million shares of its common stock at a cost of $149 million. Share repurchases in 2005 and 2006 caused the average number of diluted shares outstanding to decrease versus the year-ago quarter by about 20 million shares, benefiting earnings per share comparisons by 4 percent.

Year-to-date results

For the first six months of 2006, sales of $8.2 billion were up about 4 percent from $7.9 billion in the prior year, as a result of a 2-plus percent increase in sales volumes, improvements of more than 1 percent in both net selling prices and product mix, partially offset by negative currency effects of less than 1 percent. Year-to-date operating profit of $965 million included charges of $298 million for strategic cost reductions. Before unusual items, operating profit declined approximately 1 percent to $1,263 million in 2006 versus $1,274 million in 2005. The benefits of top-line growth, along with cost savings of about $95 million, nearly offset inflation in key cost components totaling approximately $190 million.

Through six months, diluted earnings per share before unusual items in 2006 were $1.88, the same as in 2005. Including unusual items in both years, diluted net income for the first six months of the year was $1.41 per share in 2006 and $1.81 per share in 2005.

Outlook

Commenting on the outlook, Falk said, "Under our Global Business Plan, we're focused on the right strategies to deliver sustainable top- and bottom-line growth and improve returns to shareholders. Building on the sequential improvement in results in the second quarter, our plan calls for further improvement in the second half of the year in spite of the inflationary environment we are currently facing. There's more innovation on the way and our businesses in developing and emerging markets should continue to grow rapidly. We believe that continued solid top-line growth, aggressive cost reductions and sustained strong performance at K-C de Mexico should enable us to fully offset these additional cost pressures.

"All things considered, we remain comfortable with our previous guidance that earnings per share before unusual items in 2006 will be in a range of $3.85 to $3.95.

"As for the third quarter, price increases should continue to benefit the top line and, based on our product initiatives, volume comparisons should improve versus the second quarter. Although we expect input costs to rise sequentially, we also expect cost savings will ramp up substantially from first half levels. In total, we expect earnings per share before unusual items will be somewhat better than the second quarter, in a range of 96 to 99 cents per share."

Non-GAAP financial measures

Certain financial measures contained in this press release exclude charges related to competitive improvement initiatives for streamlining the company's operations, incremental tax expenses arising out of repatriation of earnings of foreign subsidiaries under the American Jobs Creation Act and the effects of the company's synthetic fuel partnership activities on the effective tax rate. Financial measures which exclude these items have not been determined in accordance with accounting principles generally accepted in the U.S. and are therefore "non-GAAP" financial measures. Reconciliations of these non-GAAP financial measures to the most closely analogous measure determined in accordance with accounting principles generally accepted in the U.S. are attached.

Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of the company's ongoing results of operations and for analyzing the company's effective tax rate. Many investors are interested primarily in understanding the performance of our core businesses and compare our results from normal operations from one period to the next. By providing the non-GAAP financial measures, together with the reconciliations, we believe we are enhancing investors' understanding of our core businesses, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise contemplated by the competitive improvement initiatives.

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Kimberly-Clark management designates certain of these non-GAAP financial measures as unusual items to identify for investors costs that management excludes in determining results from normal operations. Additionally, the company's incentive compensation plans are based, in part, on the company's earnings per share and improvement in the company's return on invested capital, each as determined on a before unusual items basis.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 134-year history of innovation, visit kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings and acquisitions, anticipated costs and savings related to the Competitive Improvement Initiatives, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2005 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

EARNINGS SUMMARY:

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

	Three Months Ended June 30			
	2006		2005	
	Income (Expense)	Diluted Earnings Per Share	Income (Expense)	Diluted Earnings Per Share
Earnings Before Unusual Items	$ 437.9	$ .95	$ 456.6	$ .95
Charges for Unusual Items:				
Strategic Cost Reductions...................................	(60.3)	(.13)	-	-
Income Taxes on American Jobs				
Creation Act Dividends....................................	-	-	(34.8)	(.07)
Net Income...	$ 377.6	$ .82	$ 421.8	$ .88

	Six Months Ended June 30			
	2006		2005	
	Income (Expense)	Diluted Earnings Per Share	Income (Expense)	Diluted Earnings Per Share
Earnings Before Unusual Items	$ 866.6	$ 1.88	$ 906.7	$ 1.88
Charges for Unusual Items:				
Strategic Cost Reductions...................................	(213.9)	(.46)	-	-
Income Taxes on American Jobs				
Creation Act Dividends....................................	-	-	(34.8)	(.07)
Rounding..	-	(.01)	-	-
Net Income...	$ 652.7	$ 1.41	$ 871.9	$ 1.81

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 26, 2006
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation, dated July 26, 2006, reporting the Corporation's results of operations for the quarter ended June 30, 2006.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1   Press release issued by Kimberly-Clark Corporation on July 26, 2006, regarding the Corporation's results of operations for the quarter ended June 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: July 26, 2006   By: /s/ Mark A. Buthman
                                                              Mark A. Buthman
                                                              Senior Vice President and
                                                              Chief Financial Officer

<u>EXHIBIT INDEX</u>

(99.1)   Press release issued by Kimberly-Clark Corporation on July 26, 2006, regarding the Corporation's results of operations for the quarter ended June 30, 2006.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

EARNINGS SUMMARY:

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

	Three Months Ended June 30
	2006
Operating Profit Before Unusual Items	$ 633.5
Charges for Unusual Items:	
Strategic Cost Reductions..	(89.4)
Operating Profit	$ 544.1

	Six Months Ended June 30
	2006
Operating Profit Before Unusual Items	$ 1,262.5
Charges for Unusual Items:	
Strategic Cost Reductions..	(298.0)
Operating Profit	$ 964.5

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

	Three Months Ended June 30		
	2006	2005	Change
Net Sales	$ 4,161.4	$ 3,987.1	+ 4.4%
Cost of products sold	2,873.8	2,664.5	+ 7.9%
Gross Profit	1,287.6	1,322.6	- 2.6%
Marketing, research and general expenses	741.9	688.1	+ 7.8%
Other (income) and expense, net	1.6	(1.7)	N.M.
Operating Profit	544.1	636.2	- 14.5%
Nonoperating expense	(7.6)	(47.9)	- 84.1%
Interest income	6.6	8.3	- 20.5%
Interest expense	(55.1)	(46.3)	+ 19.0%
Income Before Income Taxes	488.0	550.3	- 11.3%
Provision for income taxes	(131.0)	(140.8)	- 7.0%
Income Before Equity Interests	357.0	409.5	- 12.8%
Share of net income of equity companies	42.9	32.3	+ 32.8%
Minority owners' share of subsidiaries' net income	(22.3)	(20.0)	+ 11.5%
Net Income	$ 377.6	$ 421.8	- 10.5%
Net Income Per Share Basis - Diluted	$ .82	$ .88	- 6.8%

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

Notes:

1. In 2006, charges of $60.3 million for unusual items are included as follows:

	Three Months Ended June 30, 2006
Cost of products sold	$ 66.4
Marketing, research and general expenses..................	23.0
Other (income) and expense, net................................	-
Provision for income taxes...	(29.3)
Strategic Cost Reductions after taxes.........................	60.1
Minority interest	.2
Net charges	$ 60.3

2. Prior to the adoption of SFAS 123R, the Corporation accounted for stock-based employee compensation using the intrinsic-value method. The following presents pro forma information about net income and earnings per share for 2005 as if the Corporation had applied fair value expense recognition to all employee stock options granted.

	Three Months Ended June 30, 2005
Pro forma net income...	$ 408.2
Pro forma earnings per share – diluted	$ .85

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

	Six Months Ended June 30		
	2006	2005	Change
Net Sales	$ 8,229.3	$ 7,892.9	+ 4.3%
Cost of products sold..	5,788.6	5,263.7	+ 10.0%
Gross Profit	2,440.7	2,629.2	- 7.2%
Marketing, research and general expenses......................	1,454.4	1,342.0	+ 8.4%
Other (income) and expense, net......................................	21.8	13.4	+ 62.7%
Operating Profit...	964.5	1,273.8	- 24.3%
Nonoperating expense......................................	(23.4)	(94.2)	- 75.2%
Interest income...	13.0	14.3	- 9.1%
Interest expense..	(109.4)	(90.2)	+ 21.3%
Income Before Income Taxes	844.7	1,103.7	- 23.5%
Provision for income taxes................................	(230.3)	(258.0)	- 10.7%
Income Before Equity Interests.........................	614.4	845.7	- 27.4%
Share of net income of equity companies.................................	81.9	66.4	+ 23.3%
Minority owners' share of subsidiaries' net income	(43.6)	(40.2)	+ 8.5%
Net Income..	$ 652.7	$ 871.9	- 25.1%
Net Income Per Share Basis - Diluted......................................	$ 1.41	$ 1.81	- 22.1%

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

Notes:

1. In 2006, charges of $213.9 million for unusual items are included as follows:

	Six Months Ended June 30, 2006
Cost of products sold	$ 222.1
Marketing, research and general expenses..................	65.0
Other (income) and expense, net................................	10.9
Provision for income taxes...	(82.7)
Strategic Cost Reductions after taxes.........................	215.3
Minority interest	(1.4)
Net charges	$ 213.9

2. Prior to the adoption of SFAS 123R, the Corporation accounted for stock-based employee compensation using the intrinsic-value method. The following presents pro forma information about net income and earnings per share for 2005 as if the Corporation had applied fair value expense recognition to all employee stock options granted.

	Six Months Ended June 30, 2005
Pro forma net income...	$ 850.4
Pro forma earnings per share – diluted	$ 1.76

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

3. Other Information:

	Six Months Ended June 30	
	2006	2005
Cash Dividends Declared		
Per Share	$ .98	$ .90

	June 30	
Common Shares (Millions)	2006	2005
Outstanding, as of	458.3	476.6
Average Diluted for:		
Three Months Ended...	460.8	481.2
Six Months Ended	461.4	482.9

Unaudited

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KIMBERLY-CLARK CORPORATION
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	June 30 2006	December 31 2005
Cash and cash equivalents	$ 337.4	$ 364.0
Accounts receivable	2,219.9	2,101.9
Inventories	1,868.8	1,752.1
Total assets	16,534.9	16,303.2
Accounts payable	1,334.5	1,354.3
Debt payable within one year	1,130.4	1,222.5
Total current liabilities	4,551.9	4,642.9
Long-term debt	2,539.3	2,594.7
Preferred securities of subsidiary	775.0	757.4
Stockholders' equity	5,885.2	5,558.2

Preliminary Cash Flow Data:

"Free Cash Flow" Reconciled to Cash Provided by Operations -	Six Months Ended June 30 2006	2005
Free cash flow	$ 285.6	$ 410.0
Capital spending	398.6	262.0
Cash dividends paid	434.5	410.7
Cash provided by operations	$ 1,118.7	$ 1,082.7
Cash used for investing	$ (365.3)	$ (257.5)
Cash used for financing	$ (783.6)	$ (937.8)
Depreciation and amortization	$ 499.6	$ 385.0

Unaudited

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers under the direction of the Chief Executive Officer develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Strategic Cost Reductions included in the Competitive Improvement Initiatives. Corporate & Other includes the costs of the Strategic Cost Reductions.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and other products to the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass and other brand names.

The Health Care segment manufactures and markets health care products such as surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Safeskin, Tecnol, Ballard and other brand names.

Unaudited

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KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
(Millions of dollars)

	Three Months Ended June 30			Six Months Ended June 30		
	2006	2005	Change	2006	2005	Change
NET SALES:						
Personal Care	$ 1,715.1	$ 1,601.6	+ 7.1%	$ 3,340.1	$ 3,134.5	+ 6.6%
Consumer Tissue......................................	1,434.4	1,422.9	+ 0.8%	2,931.6	2,864.6	+ 2.3%
K-C Professional & Other........................	681.7	651.5	+ 4.6%	1,313.2	1,273.0	+ 3.2%
Health Care...	340.1	308.6	+10.2%	661.9	615.1	+ 7.6%
Corporate & Other...................................	7.7	7.8	- 1.3%	16.7	15.6	+ 7.1%
Intersegment Sales..................................	(17.6)	(5.3)	N.M.	(34.2)	(9.9)	N.M.
Consolidated...	$ 4,161.4	$ 3,987.1	+ 4.4%	$ 8,229.3	$ 7,892.9	+ 4.3%
OPERATING PROFIT:						
Personal Care	$ 328.4	$ 315.0	+ 4.3%	$ 628.6	$ 626.8	+ 0.3%
Consumer Tissue......................................	177.6	203.4	-12.7%	386.6	406.6	- 4.9%
K-C Professional & Other........................	106.1	104.0	+ 2.0%	202.0	205.1	- 1.5%
Health Care...	66.1	55.3	+19.5%	126.0	120.0	+ 5.0%
Corporate & Other...................................	(132.5)	(43.2)	N.M.	(356.9)	(71.3)	N.M.
Other income and (expense), net...............	(1.6)	1.7	N.M.	(21.8)	(13.4)	+62.7%
Consolidated...	$ 544.1	$ 636.2	-14.5%	$ 964.5	$ 1,273.8	-24.3%

Note: Corporate & Other and Other income and (expense), net, include the following amounts of pre-tax charges for the Strategic Cost Reductions.

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Corporate & Other................................	$ (89.4)	$ -	$ (287.1)	$ -
Other income and (expense), net................................	-	-	(10.9)	-

N.M.-Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

	Three Months Ended June 30, 2006				
	Total	Volume	Net Price	Mix/ Other (1)	Currency
Consolidated	4.4	1	2	1	-
Personal Care	7.1	6	-	-	1
Consumer Tissue..	0.8	(4)	4	1	-
K-C Professional & Other......................................	4.6	-	3	2	-
Health Care	10.2	7	1	2	-

	Six Months Ended June 30, 2006				
	Total	Volume	Net Price	Mix/ Other (1)	Currency
Consolidated	4.3	2	1	2	(1)
Personal Care	6.6	6	(1)	2	-
Consumer Tissue..	2.3	(1)	3	1	(1)
K-C Professional & Other......................................	3.2	-	3	1	(1)
Health Care	7.6	6	1	2	(1)

(1) Mix/Other includes rounding.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

NON-GAAP RECONCILIATION SCHEDULES

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

Effective Income Tax Rate Reconciliation – Unusual Items and Synthetic Fuel Partnership Activities:

| | Three Months Ended June 30, 2006 | | | | |
	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 488.0	$ (89.4)	$ 577.4	$ (7.6)	$ 585.0
Provision for Income Taxes	131.0	(29.3)	160.3	(9.2)	169.5
Net Synthetic Fuel Benefit				$ 1.6	
Effective Income Tax Rate	26.8%		27.8%		29.0%

| | Three Months Ended June 30, 2005 | | | | |
	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 550.3	$ -	$ 550.3	$ (47.9)	$ 598.2
Provision for Income Taxes	140.8	34.8	106.0	(62.2)	168.2
Net Synthetic Fuel Benefit				$ 14.3	
Effective Income Tax Rate	25.6%		19.3%		28.1%

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

Effective Income Tax Rate Reconciliation – Unusual Items and Synthetic Fuel Partnership Activities:

	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel Effect of Activities	Excluding Activities
Six Months Ended June 30, 2006					
Income Before Income Taxes	$ 844.7	$ (298.0)	$ 1,142.6	$ (23.4)	$ 1,166.0
Provision for Income Taxes	230.3	(82.7)	313.0	(28.7)	341.7
Net Synthetic Fuel Benefit				$ 5.3	
Effective Income Tax Rate	27.3%		27.4%		29.3%

	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel Effect of Activities	Excluding Activities
Six Months Ended June 30, 2005					
Income Before Income Taxes	$ 1,103.7	$ -	$ 1,103.7	$ (94.2)	$ 1,197.9
Provision for Income Taxes	258.0	34.8	223.2	(121.7)	344.9
Net Synthetic Fuel Benefit				$ 27.5	
Effective Income Tax Rate	23.4%		20.2%		28.8%

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

OUTLOOK FOR 2006

Estimated Full-Year 2006 Diluted Earnings Per Share:

Earnings Per Share
  Before Unusual Items .... $3.85 – $3.95

Strategic Cost Reductions .... (.76) – (.70)

Earnings Per Share – Diluted .... $3.09 – $3.25

Estimated Third Quarter 2006 Diluted Earnings Per Share:

Earnings Per Share
  Before Unusual Items .... $.96 – $.99

Strategic Cost Reductions .... (.14) – (.13)

Earnings Per Share – Diluted .... $.82 – $.86

Investor Relations contact: Mike Masseth, 972-281-1478, mmasseth@kcc.com
Media Relations contact: Dave Dickson, 972-281-1481, ddickson@kcc.com

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